SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP
DIRECT DIAL +44 20 7519-7025 DIRECT FAX +44 20 7072-7025 EMAIL ADDRESS LORENZO.CORTE@SKADDEN.COM	40 BANK STREET CANARY WHARF LONDON E14 5DS ———— TEL: +44 20 7519-7000 FAX: +44 20 7519-7070 www.skadden.com June 21, 2021

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Karina Dorin

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ReNew Energy Global Limited
Registration Statement on Form F-4
Filed May 18, 2021
File No. 333-256228

Dear Ms. Dorin:

On behalf of ReNew Energy Global plc (the “Company,” “we” or “our”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 4, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form F-4 filed with the Commission on May 17, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form F-4 (“Amendment No. 1”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. The changes reflected in the Registration Statement include those made in response to the Staff’s comments as well as other updates.

U.S. Securities and Exchange Commission

June 21, 2021

Summary of the Proxy Statement/Prospectus

The RMG II General Meeting

Quorum and Required Vote for Proposals at the RMG II General Meeting, page 44

1.

We note your response to prior comment 9 indicates that you have revised your disclosure to clarify that the approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the ordinary shares that are entitled to vote and are voted. However, your disclosure here continues to state that the approval of the Business Combination Proposal requires the affirmative vote of holders of at least two-thirds of the RMG II Shares that are entitled to vote and are voted at the RMG II General Meeting. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of Amendment No. 1 to state that the approval of the Business Combination Proposal requires the affirmative vote of holders of a majority of the RMG II Shares that are entitled to vote and are voted at the RMG II General Meeting.

Risk Factors

ReNew Global’s Articles of Association will provide that the courts of England and Wales will be the exclusive forum..., page 108

2.

We note your disclosure here that ReNew Global’s Articles of Association will provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act or the Exchange Act, and that the U.S. federal district courts will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act and the Exchange Act. However, Section 47.1 of ReNew Global’s Articles of Association only references the courts of England and Wales as having exclusive jurisdiction, and does not reference the Securities Act, the Exchange Act, or U.S. federal district courts. Please revise.

In response to the Staff’s comment, the Company has revised ReNew Global’s Articles of Association to clarify that while the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints, the U.S. federal district courts will be the exclusive forum for resolving shareholder complaints asserting a cause of action arising under the Securities Act and the Exchange Act.

The Business Combination Proposal

Background of the Business Combination, page 143

3.

We note your disclosure in response to prior comment 15 indicates that RMG II determined to reduce the post-money equity value of ReNew India to approximately $4.4 billion and to reduce the enterprise value to approximately $7.85 billion to attract greater demand in the PIPE process. Please revise to provide additional details regarding the basis for such reduction given disclosure that RMG II’s initial valuation for ReNew India was based on (i) comparable publicly traded company multiple analysis, (ii) discounted cash flow analysis and (iii) run-rate multiples on a March 2023 fiscal year-end, fully built-out portfolio.

U.S. Securities and Exchange Commission

June 21, 2021

In response to the Staff’s comment, the Company has revised the disclosure on page 145 of Amendment No. 1 to provide additional details regarding the additional information that served as the basis for the reduction in the value assigned to ReNew India.

Comparable Publicly Traded Company Multiple Analysis, page 153

4.

We note you disclose that Encavis was one of the selected comparable companies used in its analysis. However, we are unable to find any reference to such company in the investor presentations filed as Exhibit 99.3 to RMG II’s Form 8-K filed February 24, 2021 or Exhibit 99.1 to RMG II’s Form 8-K filed May 21, 2021. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 153 of Amendment No. 1 to note that Encavis was only used in the comparable company analysis that was presented to the Board of RMG II. Encavis was replaced with Orsted in the comparable company analysis that was presented to investors in the investor presentations. The variation did not result in a material change to the results of the analysis.

Summary of RMG II Financial Analysis, page 153

5.

We note your revised disclosure in response to prior comment 17 focuses on the methodologies used in RMG II’s analysis and reissue the comment in part. Please expand your disclosure to discuss the results of your publicly traded company analyses, discounted cash flow analysis and run-rate multiples on a March 2023 fiscal year-end, fully built-out portfolio, and how they supported your initial valuation of ReNew India. For example, under the heading “Summary of RMG II Financial Analysis” on page 153 you make reference to “reference ranges,” and data in tables, but it does not appear that you have provided such information in the filing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 152, 153 and 154 of Amendment No. 1 to discuss the results of the financial analyses used by RMG II and their impact in relation to the valuation of ReNew India. The disclosure has also been updated to remove references to “references ranges” and data in tables that are not included in the disclosure.

Material Tax Considerations, page 160

6.

We note your response to prior comment 6, including the statement in the tax opinion filed as Exhibit 8.1 that under current United States federal income tax law, the De-SPAC Transactions, taken together, “should” be treated as a transaction described in section 351 of the Code for United States federal income tax purposes. Please obtain and file a revised opinion that explains why counsel cannot give a firm opinion, and the degree of uncertainty. Please also revise your risk factor disclosure accordingly. For guidance, refer to Section III.C of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company’s counsel has updated its tax opinion filed as exhibit 8.1. The revised opinion concludes that the De-SPAC Transactions, taken together, “will” be treated as a transaction described in section 351 of the Code. See Section III.C.4. of Staff Legal Bulletin No. 19. The Company has updated the disclosure on pages 28 and 161 of Amendment No. 1 to reflect the revised tax opinion. Additionally, the Company has supplemented the disclosure on pages 29 and 162 with language regarding the calculation of gain or loss for U.S. Holders exchanging both RMG II Shares for ReNew Global Shares and

U.S. Securities and Exchange Commission

June 21, 2021

RMG II Warrants for RMG II Adjusted Warrants. Such supplemental disclosure has no impact on the revised tax opinion or the qualification of the De-SPAC transactions as a transaction described in section 351 of the Code.

Renew India’s Business

Our Projects, page 203

7.

We note that you have added tabulations having various details about the wind and solar power generated during various historical periods on pages 204 and 255 in response to prior comment 19. It appears that the footnote corresponding to the electricity generated line would be (4) rather than (5), which pertains to electricity sold. Please revise the tabulations as necessary to clarify which amounts are represented and to explain how the amounts not presented are derived relative to those that are shown.

In response to the Staff’s comment, the Company has updated the footnotes on pages 204 and 254 of Amendment No.1.

Management’s Discussion and Analysis of Renew India’s Financial Condition and Results of Operation

Impact of COVID-19, page 259

8.

Please expand your disclosure here to quantify the reduction of your original forecast of installed capacity for ReNew India’s committed projects for the year ended March 31, 2022 as a result of the effects of delays in commissioning of committed projects due to COVID-19. In that regard, we note you disclose on page 282 that the forecast installed capacity for committed projects was reduced from 8.0 GW to 7.3 GW.

In response to the Staff’s comment, the Company has updated the COVID-19 disclosure on page 258 of Amendment No. 1 to quantify the reduction of its original forecast of installed capacity for ReNew India’s committed capacity for the year ended March 31, 2021 as a result of the effects of delays in commissioning of committed projects due to COVID-19.

Prospective Operational and Unaudited Financial Information of ReNew India, page 282

9.

We note you have updated your prospective information in response to prior comment 21 and provided disclosure stating that “...in the view of ReNew India’s management, [such information] was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of ReNew India.” We understand that you added this disclosure to clarify that the projected amounts represent the most probable specific amounts for each item projected, consistent with the guidance in Item 10(b) of Regulation S-K.

Please revise the last sentence of the first paragraph on page 282, stating “The inclusion of the below information should not be regarded as an indication that ReNew India or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results,” as necessary to acknowledge the qualities expressed in the disclosure cited above, notwithstanding the various uncertainties that you indicate have been considered in developing your projections.

U.S. Securities and Exchange Commission

June 21, 2021

Please also revise the second-to-last paragraph on page 283 to identify the exceptions referenced in the first sentence, under which you would be providing future disclosure with regard to the projections, to clarify whether you will provide disclosure if management knows or has reason to know that the projections no longer have a reasonable basis. For example, noting your disclosure in the fourth paragraph on page 282, referencing “assumptions as to certain business decisions that are subject to change,” we would ordinarily anticipate disclosure if there are material implications associated with a projected decision that is reversed.

If you believe that you are not subject to the guidance in Item 10(b)(3)(iii) of Regulation S-K, tell us how you have formulated your view, and why you would not revisit the assumptions to ensure that they are valid and that you have projected the most probable specific amounts.

In Response to the Staff’s comment, the Company has deleted the last sentence of the first paragraph on page 280 and revised the second to last paragraph on page 280 of Amendment No. 1.

The Company acknowledges the Staff’s comment and respectfully submits that it is aware of its responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding its financial condition, and that its responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis as set forth in Item 10(b)(3)(iii) of Regulation S-K.

10.

Please describe all of the specific instructions, guidelines, parameters, inputs and assumptions that were relayed or prescribed by you, your management, sponsors or other representatives to ReNew India in conjunction with the preparation of the prospective financial information, such as the periods to be covered; expansion or acquisition of facilities; capital expenditures; availability and terms of financing; contracts and projects to be undertaken or secured; plant load factors, tariffs, and O&M expenses.

Also identify all assumptions that reflect decisions that pivot on completion of the merger, which had not been established by the target prior to your involvement.

The Company acknowledges the Staff’s comment and respectfully submits that ReNew India has not relied on any instructions, guidelines, parameters, inputs or assumptions to prepare the prospective financial information, other than as described in the assumptions set forth in the prospective operational and financial information section as disclosed on page 282 of Amendment No. 1. Specifically, ReNew India has not relied on any third-party, including RMG II, in preparing the prospective information. The Company respectfully further clarifies that the assumptions have been established by ReNew India independent of the merger, and none of such assumptions pivot on the completion of the merger.

11.

We note your response to prior comment 22 and your disclosure beginning on page 284 regarding assumptions used in preparing ReNew India’s prospective operational and financial information. Please revise to describe such assumptions with greater specificity and quantify where practicable. For example, if material, please quantify the estimated plant load factor and underlying assumptions, the volumes of energy to be generated and sold, as well as pricing and costs. In addition, please quantify ReNew’s

U.S. Securities and Exchange Commission

June 21, 2021

“projected market share” referenced on page 285. We also note your disclosure that the prospective operational and financial information reflects assumptions as to certain business decisions that are subject to change. If material, please identify such business decisions and quantify the effects associated with such decisions.

In response to the Staff’s comment, the Company has updated the assumptions beginning on page 282 of Amendment No. 1. The Company has also quantified ReNew India’s projected market share references on page 284 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 286

12.	Please add a line for the Unaudited Pro Forma Condensed Combined Financial Information section in your Table of Contents.

In response to the Staff’s comment, the Company has revised the Table of Contents on page i of Amendment No. 1 to include the Unaudited Pro Forma Condensed Combined Financial Information section.

13.

We note that you present two pro forma scenarios, depicting a range of possibilities between no redemption and redemption of 29,874,959 Class A Shares in exchange for $299 million, which you describe as the maximum redemption scenario. Tell us the extent to which you have received indications from shareholders regarding their intentions to redeem or retain their shares that would make any scenario within this range more likely to occur; and if you have formulated an expectation based on such indications or other information, describe that process and your consideration to providing an additional corresponding pro forma scenario.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has not received any indications from shareholders regarding their intentions to redeem or retain their shares when presented with the opportunity to redeem such shares in connection with the RMG II General Meeting. Accordingly, the disclosure regarding the no redemption and maximum redemption scenarios has not been updated in Amendment No. 1.

14.

Please revise the column group headers in the pro forma tabulations on pages 290-292 and 296-298, which are currently labeled as Pro forma Adjustments assuming no redemption, and Pro forma Adjustments assuming maximum redemption, to reposition “Pro forma Adjustments” from each label to sub-headers that are positioned directly over the three columns that pertain to adjustments, but not the columns having the totals, leaving the main column group headers to differentiate between the two scenarios.

Also label each tabulation with the dates or periods for which financial information is provided and to indicate the currency and rounding factors being utilized.

In response to the Staff’s comment, the Company has revised column group headers in the pro forma tabulations of Amendment No. 1 to main group headers as “Assuming no redemption” and “Assuming maximum redemption” positioned over all five columns for adjustments and totals. Further, the Company has added sub headers of “Pro forma Adjustments” which are positioned directly over the three columns that pertain to adjustments but not the columns having the totals. Further, the Company has added labels to each pro forma tabulations for the respective date/period for which financial information has been presented and the currency and rounding factors used of Amendment No. 1.

U.S. Securities and Exchange Commission

June 21, 2021

15.

It appears that you may need to revise your description of adjustment number 6 on page 293 to indicate that $855 million in proceeds translates to INR 62,460 rather than INR 62,641, in order to reconcile with the corresponding amounts in your tabulation.

The Company respectfully acknowledges the Staff’s comment and clarifies that there was a typographical error in the description of adjustment number 6 on page 293 of the Registration Statement and the correct amount should have been Rs. 62,460. The Company respectfully submits that the Unaudited Pro Forma Condensed Combined Financial Information included in Amendment No. 1 has been updated as at and for the year ended March 31, 2021 and it has ensured that the consistency of all numbers.

16.

Please modify your disclosures pertaining to adjustment numbers 11 and 12 to separate your discussion of cash payments to be made to the Majority Shareholders, from your discussion of ReNew India’s shares deemed to be issued in exchange for ReNew Global’s net assets, and provide distinct incremental adjustment numbers for these items under each scenario.

Please clarify how the cash payments have been reduced in proportion to the cash redemptions for the maximum redemption scenario and why you are showing a lower amount for the founders (and a higher amount for GEF), as this appears to be inconsistent with your description of the arrangement in the second bullet point on page 124. Please indicate the cash distribution equivalent amounts in Indian rupees.

Also explain your computations of RMG II net assets, the number of deemed issuance shares, and the fair value per share for each scenario.

In response to the Staff’s comment, Company has revised the disclosure on page 293 and 294 of Amendment No. 1 pertaining to adjustment numbers 11 and 12 (now disclosed as adjustment numbers 10 and 11 respectively to the Unaudited Pro Forma Condensed Combined Financial Information as at and for the year ended March 31, 2021) to exclude the discussion of cash payments to be made to the Majority Shareholders. Adjustment numbers 12 and 13 to the Unaudited Pro Forma Condensed Combined Financial Information as at and for the year ended March 31, 2021 have been incrementally included for discussion of cash payments to be made to the Majority Shareholders for each scenario.

Further, the Company has updated the computation of cash payments on page 291 of Amendment No. 1 which was reduced in proportion to the cash redemptions for the “maximum redemption” scenario in adjustment number 13 to the Unaudited Pro Forma Condensed Combined Financial Information as at and for the year ended March 31, 2021. The Company acknowledges that the amounts for founders should remain consistent and a reduction in amounts should be for GEF, and it has accordingly revised the numbers.

Further, the Company has included on page 294 of Amendment No. 1 the computation of RMG II net assets, the computation of number of deemed issuance shares and the fair value per share in Adjustment numbers 10 and 11 respectively of the Unaudited Pro Forma Condensed Combined Financial Information as at and for the year ended March 31, 2021.

U.S. Securities and Exchange Commission

June 21, 2021

17.

Please provide further detail as to the nature of the pro forma adjustments described in your note for adjustment number 13, and reposition that portion of this item that appears on the trade receivables line if you are not adjusting the trade receivables amount.

In response to the Staff’s comment, Company has revised the disclosure on page 295 of Amendment No. 1 to explain in the detail the note for adjustment number 13 (now disclosed as adjustment numbers 14 to the Unaudited Pro Forma Condensed Combined Financial Information as at and for the year ended March 31, 2021). Further the corresponding adjustment has been repositioned to appear as an adjustment to investments amount and not as an adjustment to trade receivables amount.

Management of ReNew Global Following the Business Combination, page 306

18.	Please expand your disclosure to discuss the nominee observers described on page 322 and in Section 19.3 of your Articles of Association of ReNew Global.

In response to the Staff’s comment, the Company has expanded the disclosure on page 308 of Amendment No. 1 to discuss the nominee observers.

Beneficial Ownership of Securities, page 317

19.	We note your response to prior comment 25. Please revise your disclosure to identify the members of the board of directors of JERA Co. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

In response to the Staff’s comment, the Company has amended the disclosure in footnote (4) of the Beneficial Ownership of Securities chapter on page 322 to include the following statement: “JERA Co., Inc. is managed by a board of directors and because the board of directors acts by consensus/majority approval, none of the members of the JERA Co., Inc. board of directors has sole voting or dispositive power with respect to the securities of ReNew Global held by JERA Power RN B.V.”

The Company respectfully supplementally confirms to the Staff that the directors on the board of JERA Co., Inc. are Toshihiro Sano, Satoshi Onoda, Yukio Kani, Hisahide Okuda, Kazuo Sakairi, David Crane, Joseph M. Naylor, Miyuki Suzuki, Satoru Katsuno and Seiji Moriya. However, the Company respectfully submits that disclosure of the individual director names in the registration statement is not required where, as here, none of the directors individually has sole voting or dispositive power with respect to the securities.

Comparison of Shareholders’ Rights, page 346

20.

We note your response to prior comment 27 that only the existing shareholders of ReNew Global will vote to adopt ReNew Global’s Articles of Association on or before closing of the business combination. Please revise your disclosure to clarify that RMG II public shareholders will not have an opportunity to vote on the adoption of ReNew Global’s Articles of Association on or before the closing of the business combination.

In response to the Staff’s comments, the Company has updated the disclosure on page 349 of Amendment No. 1 to clarify that the RMG II stockholders will not have an opportunity to vote on the adoption of the ReNew Global Articles of Association on or before the closing of the business combination.

U.S. Securities and Exchange Commission

June 21, 2021

Exhibits

Exhibit 5.1, page 1

21.	Please have counsel revise its legal opinion to quantify the shares being registered under the registration statement, and to state whether the shares will be legally issued.

In response to the Staff’s comment, the Company’s counsel has updated its legal opinion to quantify the shares being registered under the registration statement and to share whether the shares will be legally issued.

*     *     *

Please contact Scott V. Simpson at +44 20 7519-7040 or Lorenzo Corte at +44 20 7519-7025 of Skadden, Arps, Slate, Meagher & Flom (UK) LLP should you have any questions or require further information.

Very truly yours,

/s/ Skadden, Arps, Slate, Meagher & Flom (UK) LLP

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

cc: Philip Kassin

RMG Acquisition Corporation II

cc: Sumant Sinha & D. Muthukumaran

ReNew Energy Global Limited

cc: Scott V. Simpson & Lorenzo Corte

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

cc: Sharon Lau, Rajiv Gupta & Ryan J. Maierson

Latham & Watkins LLP